UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Arco Platform Limited
(Name of Issuer)

Ordinary Shares, par value $0.00005 per share
(Title of Class of Securities)

G04553106
(CUSIP Number)

John Harris, Managing Director
Wishbone Management, LP
444 West Lake Street, 49th Floor
Chicago, Illinois 60606
312-265-5560

With a copy to:
Maurice M. Lefkort
Jared N. Fertman
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G04553106	Page 2 of 9 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wishbone Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,895,932
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,895,932
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,895,932
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4% (1)
14		TYPE OF REPORTING PERSON IA, CO

(1) Based on 38,939,254 Class A Common Shares outstanding (based on information provided by the Company as of August 8, 2023).

CUSIP No. G04553106	Page 3 of 9 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John Harris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,895,932
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,895,932
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,895,932
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4% (1)
14		TYPE OF REPORTING PERSON IN

(1) Based on 38,939,254 Class A Common Shares outstanding (based on information provided by the Company as of August 8, 2023).

Item 1.     Security and Issuer.
This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common shares, each representing one ordinary share, par value $0.00005 per share (the “Shares”), issued by Arco Platform Limited, a Cayman Islands exempted company incorporated with limited liability (the “Issuer”).  The address of the principal executive offices of the Issuer is Rua Augusta 2840, 9th floor, Suite 91, Consolação, São Paulo – SP, 01412-100, Brazil.
Item 2.     Identity and Background.
(a)
The persons filing this Schedule 13D are Wishbone Management, LP, a Delaware limited partnership (“Wishbone Management”) and John Harris, a citizen of the United States of America (“Mr. Harris” and together with Wishbone Management, the “Reporting Persons”).

Wishbone Management, and the funds and other private investment vehicles (the “Wishbone Funds”), for which Wishbone Management acts as the investment advisor, directly own the Shares.  Wishbone Management may be deemed to have beneficial ownership over the Shares directly owned by the Wishbone Funds by virtue of the authority granted to it to vote and to dispose of the securities held by them, including the Shares held by them.
Mr. Harris is the Managing Director of Wishbone Management and the Managing Member of the ultimate general partner of Wishbone Management.  By virtue of such positions, Mr. Harris may be deemed to have beneficial ownership over the Shares directly owned by the Wishbone Funds.
(b)	The principal business address of Wishbone Management and Mr. Harris is c/o Wishbone Management, LP, 444 West Lake Street, 49th Floor, Chicago, Illinois 60606.

(c)
Wishbone Management’s principal business is serving as investment advisor to the Wishbone Funds.  The principal business of each of the Wishbone Funds is making investments. Mr. Harris’s principal occupation is serving as the Managing Director of Wishbone Management.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Wishbone Management is set forth in Schedule A attached hereto.
(d)
None of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any manager or executive officer of Wishbone Management, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any manager or executive officer of Wishbone Management, has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)	Mr. Harris is a citizen of the United States of America.
Item 3.     Source or Amount of Funds or Other Consideration.
Each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 2,895,932 Shares.  The aggregate purchase price of the Shares was approximately $57,421,277. The source of funding for these purchases was the general working capital of the Wishbone Funds.

Item 4.     Purpose of Transaction.
On August 10, 2023, the Company entered into an agreement and plan of merger, dated August 10, 2023 (the “Merger Agreement”), by and among the Company, Achieve Holdings (“Parent”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and Achieve Merger Sub (“Merger Sub”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned Subsidiary of Parent. Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving company (the “Surviving Company”). The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2 and is incorporated herein by reference.
Following the consummation of the Merger, the Company will become a wholly owned subsidiary of Parent.  In addition, if the Merger is consummated, the Class A common shares will be delisted from the NASDAQ Global Select Market, the Company’s obligations to file periodic reports under the Exchange Act will be terminated and the Company will be privately held by General Atlantic L.P. (“General Atlantic”), Archery DF Holdings, LP (“Dragoneer Archery”), Oto Brasil de Sá Cavalcante and Ari de Sá Cavalcante Neto (together, “the Founders” and collectively with General Atlantic, and Dragoneer Archery, the “Consortium”) and certain other rollover shareholders, including Wishbone Management.
Since December 31, 2021, the Reporting Persons have been passive holders of Shares, and were given the opportunity, along with other shareholders, to roll over their common shares in connection with the Merger Agreement. Concurrently with the execution of the Merger Agreement, the members of the Consortium, Wishbone Management and the other shareholders who agreed to roll over their common shares into the Surviving Company (collectively, the “Supporting Shareholders”) and the beneficial owners listed therein entered into a rollover and support agreement dated as of August 10, 2023 (the “Rollover and Support Agreement”) with Parent, pursuant to which they have agreed with Parent, among other things, that they will vote all common shares owned directly or indirectly by them in favor of the authorization and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement (the “Transactions”), including the Merger (and against any alternative transaction). In addition, each Supporting Shareholder agreed that (i) the Class A common shares and Class B common shares held by him, her or it, will be contributed to Parent immediately prior to the Effective Time, and (ii) in consideration for such contribution, Parent will issue to each Supporting Shareholder Class A common shares and Class B common shares, respectively, in Parent. The information in this paragraph is qualified in its entirety by reference to the Rollover and Support Agreement, a copy of which is filed as Exhibit 3, and which is incorporated herein by reference.
Concurrently with the execution of the Merger Agreement, each member of the Consortium (or its applicable affiliate) entered into an interim investors agreement (the “Interim Investors Agreement”) with Parent, Merger Sub, Wishbone Management and the other Supporting Shareholder(s) pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of Parent and Merger Sub and the relationship among the Supporting Shareholders with respect to the Transactions. The information disclosed in this paragraph is qualified in its entirety by reference to the Interim Investors Agreement, a copy of which is filed as Exhibit 4, and which is incorporated herein by reference.
Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.     Interest in Securities of the Issuer.
(a)
The Reporting Persons may be deemed to beneficially own, in the aggregate, 2,895,932 Shares representing approximately 7.4% of the outstanding Shares, based upon the 38,939,254 Class A Common Shares outstanding (based on information provided by the Company as of August 8, 2023).

(b)	For purposes of this Schedule 13D:

All of the Shares which the Reporting Persons may be deemed to beneficially own are held directly by the Wishbone Funds.  Wishbone Management, as the investment advisor to the Wishbone Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 2,895,932 Shares held directly by the Wishbone Funds.  By virtue of his position as the Chief Investment Officer of Wishbone Management and by virtue of his control of the ultimate general partner of Wishbone Management, Mr. Harris may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 2,895,932 Shares held directly by the Wishbone Funds.
By virtue of entering into the Rollover and Support Agreement and the Interim Investors Agreement, the Reporting Persons, General Atlantic, and Dragoneer Investment Group, LLC (“Dragoneer”) may be deemed to be members of a “group” with the other Supporting Shareholder(s) pursuant to Section 13(d) of the Exchange Act. However, each Reporting Person expressly disclaims beneficial ownership of the common shares beneficially owned by any other reporting person(s), Dragoneer, General Atlantic, the Founders or the other Supporting Shareholder(s). Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Class A common shares or Class B common shares of the Company that are beneficially owned by any other reporting person(s), Dragoneer, General Atlantic, the Founders or the other Supporting Shareholder(s). The Reporting Persons are only responsible for the information contained in this Statement and assume no responsibility for information contained in any other Schedules 13D filed by any other reporting person(s), Dragoneer, General Atlantic, the Founders or the other Supporting Shareholder(s).
Accordingly, based on information provided by the other holders in their public filings, in the aggregate, the Reporting Persons, Dragoneer, General Atlantic, the Founders and the other Supporting Shareholder(s) may be deemed to beneficially own 46,282,969 Class A common shares, comprised of an aggregate of 13,709,703 Class A common shares, 5,172,418 Class A common shares issuable on conversion of the 2028 Convertible Notes and 27,400,848 Class A common shares issuable on conversion of Class B common shares, which, as calculated in accordance with Rule 13d-3(d)(1)(i), represents approximately 64.7% of the total number of Class A common shares based on (i) 38,939,254 Class A Common Shares outstanding (based on information provided by the Company as of August 8, 2023) and (ii) an aggregate of 32,573,266 Class A common shares issuable on conversion of all the 2028 Convertible Notes and all the Class B common shares.
(c)	There has been no acquisition of Shares by the Reporting Persons in the last sixty (60) days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any Securities of the Issuer, including but not limited to transfer or voting of any of the Securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to Be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement of the Reporting Persons
Exhibit 2:	Merger Agreement, dated August 10, 2023 (incorporated by reference to Exhibit 99.2 to the Company’s Report of Foreign Private Issuer filed on Form 6-K on August 11, 2023)
Exhibit 3:	Rollover and Support Agreement, dated August 10, 2023 (incorporated by reference to Exhibit 7 to each of the Founder’s Amendments No. 3 filed on Schedule 13D on August 14, 2023)
Exhibit 4:	Interim Investors Agreement, dated August 10, 2023 (incorporated by reference to Exhibit 8 to each of the Founder’s Amendments No. 3 filed on Schedule 13D on August 14, 2023)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  August 16, 2023
WISHBONE MANAGEMENT, LP

By:	/s/ John Harris _______________________
Name: John Harris
Title: Managing Director

/s/ John Harris
John Harris

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS
The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Wishbone Management, LP, c/o Wishbone Management, LP, 444 West Lake Street, 49th Floor, Chicago, Illinois 60606. To the best of the Reporting Persons’ knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

Name Position
John Harris	Managing Director
Patrick Dennis	CFO
Yau Dun Lee	CCO & Secretary